SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

CNPJ/ME 76.483.817/0001-20 – NIRE 41300036535 – CVM Registration 1431-1

B3 (CPLE3, CPLE5, CPLE6)

NYSE (ELP, ELPC)

LATIBEX (XCOP, XCOPO)

Average Effect of 2.0% in Copel Distribuição’s Tariff Adjustment

COPEL (“Company”) hereby informs its shareholders and the market in general that the Brazilian Electricity Regulatory Agency – ANEEL, during its 21st Ordinary Public Meeting of the Board of Directors in 2025, held on this date, approved the Annual Tariff Adjustment Index for Copel Distribuição S.A., with an average effect of 2.02%.

Tariff Adjustment Breakdown

Item	Adjustment Composition (%)
Update of Parcel B	1.27%
Update of Parcel A	4.30%
Inclusion of Financial Components	-8.81%
Removal of Financial Components from the Previous Tariff Process	5.26%
Average Effect	2.02%

The update of Parcel B, which includes operational costs, remuneration, and depreciation, accounted for 1.27% of the average effect, reflecting the accumulated IPCA inflation rate of 5.44% during the reference period, the X-Factor of -0.03%, and deductions related to Other Revenues (OR), Reactive Power Surplus (ER), and Energy Demand Exceedance (UD).

Parcel A, which encompasses costs related to charges, transmission, and energy, contributed a 4.30% increase to the tariff adjustment, mainly due to a 5.79% rise in sectoral charges, particularly the Energy Development Account – CDE, partially offset by a 2.46% reduction in transmission costs.

Additionally, the tariff process considered the return of approximately R$ 864.5 million under the Financial Component, related to PIS/COFINS tax credits pursuant to Federal Law No. 14,385/2022.

The new tariff structure will take effect as of June 24, 2025.

Curitiba, June 17, 2025.

Felipe Gutterres

Vice-President of Financial and Investor Relations

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 17, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.